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Item 14(c) Exhibit #12

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges:
(Dollars in millions, except ratios)


                                              Fiscal Year Ended
                                   Jan. 2, Jan. 3, Dec. 29, Dec. 30, Dec. 31,
                                    1994    1993     1991    1990     1989

Income before taxes on income     $156.7  $336.6  $327.4   $328.1  $253.8
Adjustments:
  Share of earnings (losses)
    before taxes of 50% owned
    companies                     (137.0)  103.2   165.4    175.9   206.9
  Loss before taxes of greater
    than 50% owned unconsolidated
    subsidiaries                    (3.1)   (2.1)   (2.2)    (2.0)   (1.3)
  Distributed income of less than
    50% owned companies and share
    of loss if debt is guaranteed    4.5    (4.3)    6.6      0.9     3.3
  Amortization of capitalized
    interest                        13.0    11.8    10.2      8.8     7.2
  Fixed charges net of capitalized
    interest                        155.8  130.3   126.4    112.5    91.2

Earnings before taxes and fixed
    charges as adjusted             $189.9 $575.5  $633.8   $624.2   $561.1

Fixed charges                       $176.6 $150.2  $141.3   $132.7   $111.2

Ratio of earnings to fixed charges   1.1x    3.8x    4.5x     4.7x    5.0x

Fixed charges:
  Interest incurred              $  94.0 $  68.9 $  60.4  $  58.6 $  53.0
  Share of interest incurred of
    50% owned companies and
    interest on guaranteed debt
    of less than 50% owned
    companies                       40.9    42.0    47.5     45.3    33.9
  Interest incurred by greater
    than 50% owned unconsolidated
    subsidiaries                     0.8     0.9     0.9      1.0     1.2
  Portion of rent expense which
    represents interest factor      29.9    27.6    23.0     19.7    15.8
  Share of portion of rent expense
    which represents interest
    factor for 50% owned companies   9.1     9.2     9.0      7.6     6.9
  Portion of rent expense which
    represents interest factor for
    greater than 50% owned
    unconsolidated subsidiaries      0.1     0.1     0.1      0.1     0.1
  Amortization of debt costs         1.8     1.5     0.4      0.4     0.3

Total fixed charges                176.6   150.2   141.3    132.7   111.2
Capitalized interest                (20.8) (19.9)  (14.9)   (20.2)   (20.0)

Total fixed charges net of
  capitalized interest              $155.8 $130.3  $126.4   $112.5   $91.2